Income Statement (Profit and Loss)
Jiminys
For the 10 months ended October 31, 2024

Account	Jan-Oct 2024
Income	
Gross Sales	
404 - Amazon	531,820.31
406 - Chewy	288,577.12
400 - Consumer Sales	465,635.59
401 - Independent Pet Retailer	222,218.73
408 - International Sales	6,978.60
402 - Natural Distributors	1,860.00
409 - Other DTC	33,766.49
410 - Pet Distributors	131,207.27
411 - Pet Professional - Vet	8,967.90
460 - Other Revenue	21,852.24
Total Gross Sales	**1,712,884.25**
Sales Discounts	
415 - Sales Discounts	(100,725.83)
Total Sales Discounts	**(100,725.83)**
Net Sales	**1,612,158.42**
Cost of Goods Sold	
500 - Cost of Goods Sold	(761,565.18)
696 - Shrinkage / Overage	8,702.16
630 - Damages/Spoils	(94.24)
661 - Storage & Warehousing - Inventory	(54,488.71)
Total Cost of Goods Sold	**(807,445.97)**
Gross Margin	**804,712.45**
Distribution Fees	
691 - Partner Contract Fees\Discounts	(364,189.35)
665 - Shipping	(258,340.17)
Total Distribution Fees	**(622,529.52)**
Contribution Margin	**182,182.93**
Operating Expenses	
Corporate Expenses	
612 - Consulting & Accounting	118,180.18
789 - Benefit Expense	29,022.86
632 - Insurance	30,436.89
648 - Automobile Expenses	747.39
604 - Bank Service Charges	445.91
676 - Dues & Subscriptions	48,399.02
640 - Legal Expenses	8,295.00
620 - Meals & Entertainment	1,036.14
652 - Office Expenses	632.79
672 - Payroll Tax Expense	1,936.74
656 - Printing & Stationery	3,189.06
680 - Telephone & Internet	707.10
605 - Software & Online Services	25,862.32
684 - Travel	17,026.53
668 - Wages and Salaries - Corporate	229,728.89
794 - Employer Taxes Expense - Corporate	15,000.47
695 - Charitable Donations	20.51
785 - Reimbursement	49.95
Total Corporate Expenses	**530,717.75**
Selling	
783 - Commission	10,368.48
667 - Contractors	18,182.02
694 - Expiration Donations	2,766.33
692 - Samples	22,606.23
603 - Merchant Services Fees	17,015.50
602 - Trade Shows & Conferences	29,160.68

669 - Wages and Salaries - Selling	65,526.68
795 - Employer Taxes Expense - Selling	5,087.83
Total Selling	**170,713.75**
Occupancy	
610 - Warehouse Charges - Internal	4,377.50
Total Occupancy	**4,377.50**
Marketing	
615 - Amazon Marketing Fees	77,363.42
600 - Advertising	766.50
616 - Retail Sales Marketing	87,886.57
292 - Social Media Marketing	104,691.31
628 - Product Development/Testing	25,826.71
793 - R&D	7,018.19
670 - Wages and Salaries - Marketing	58,739.08
796 - Employer Taxes Expense - Marketing	5,154.08
Total Marketing	**367,445.86**
662 - DEAR Storage & Shipping Reporting	32.40
Total Operating Expenses	**1,073,287.26**
Operating Income	**(891,104.33)**

Other Income / (Expense)	
470 - Interest Income	36.46
800 - Interest Expense	(19,718.61)
710 - Income Tax Expense	(2,347.11)
8100 - Extraordinary Loss	(2,680.10)
9010 - Extraordinary Expenses	(32,399.63)
9004 - Petco Extraordinary Expense	(52,548.26)
Total Other Income / (Expense)	**(109,657.25)**
Net Income	**(1,000,761.58)**

Balance Sheet

Jiminys
As of October 31, 2024

Account	Oct 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	
Clearing Accounts	44,118.51
Bank of America Checking 0242	883.96
Bank of America Checking 6524	58.49
Bill.com Money Out Clearing	300.00
Checking Account	410.60
Chase (FRB) 7560	57,340.73
Jiminys PayPal	375.03
Amazon Reserve Account	2,396.23
Printify	843.23
Checking - Ampla	1.88
Chase (FRB) 7977	26,311.65
Shopify Clearing	6,550.23
Total Cash and Cash Equivalents	**139,590.54**
Accounts Receivable	134,489.28
Goods Invoiced Not Received	49,199.26
Inventory	(0.13)
Inventory Assets	663,941.74
Prepaid Expenses	(7,451.28)
Inventory Reserve	(31,635.50)
Total Current Assets	**948,133.91**
Fixed Assets	
Accumulated Depreciation	(12,695.41)
Other Receivables	(3,690.67)
Plate/Slug	90,117.45
Total Fixed Assets	**73,731.37**
Long Term Assets	
Rebranding	21,000.00
Total Long Term Assets	**21,000.00**
Total Assets	**1,042,865.28**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	578,796.61
Accrued Expenses	23,308.25
Accrued Expenses - Anne	7,484.61
Accrued Wages and Salary	31,200.27
Insurance Payable	12,230.48
Co-pack Accrual	57,380.46
Paypal Holding	(1,545.42)
Sales Tax	31,426.88
Credit Cards	54,443.39
Petco Credits Due	60,758.33
Chewy Accrued Fees	15,999.07
Tik Tok Clearing	859.61
PayPal Clearing Account	4,011.92
Total Current Liabilities	**876,354.46**
Long Term Liabilities	
Convertible Notes	9,780,962.00
Loan - Anne Carlson 2023	(15,000.00)
Loan - Boothe Carleson	100,000.00
Shopify Capital Loan	19,846.04
Total Long Term Liabilities	**9,885,808.04**
Total Liabilities	**10,762,162.50**
Equity	
Current Year Earnings	(1,000,761.58)
Retained Earnings	(8,988,535.64)
SERIES A ROUND	270,000.00
Total Equity	**(9,719,297.22)**
Total Liabilities and Equity	**1,042,865.28**

Business Cash Flow Summary

Jiminys

For the 10 months ended October 31, 2024

Account	Jan-Oct 2024
Operating Activities	
Receipts from customers	1,250,636.69
Payments to suppliers and er	(2,271,135.51)
Cash receipts from other ope	(87,916.98)
Net Cash Flows from Opera	**(1,108,415.80)**
Investing Activities	
Proceeds from sale of proper	3,690.67
Other cash items from investi	44,757.86
Net Cash Flows from Inves	**48,448.53**
Financing Activities	
Other cash items from financ	330,343.27
Net Cash Flows from Finan	**330,343.27**
Net Cash Flows	**(729,624.00)**
Cash and Cash Equivalents	
Cash and cash equivalents a	861,946.78
Net cash flows	(729,624.00)
Cash and cash equivalents a	132,322.78
Net change in cash for peri	**(729,624.00)**